The Jade Art Group
#35, Baita Zhong Road
Yujiang County, Jiangxi Province
P.R. of China 335200

September 3, 2009

Yolanda Crittendon
Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re:	The Jade Art Group
Form 8-K, Item 4.01
Filed on July 17, 2009
File No. 333-137134

Dear Ms. Crittendon:

This letter responds to certain comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to The Jade Art Group (the “Company”) dated July 17, 2009.

For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses.  References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Form 8-K, Item 4.01

Staff Comment 1.    Refer to the report of your independent registered public accounting firm on page 57 of your Form 10-K for the year ended December 31, 2008.  We note that your accountant opined on the fiscal years ending December 31, 2008 and 2007.  Please amend your filing to comply with Item 304(a)(1)(ii) of Regulation S-K as it requires a statement whether the accountant’s report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification.  This would include disclosure of uncertainty regarding the ability to continue as a going concern in the accountant’s report.

Response:

The Company has revised the disclosure in the text of the Form 8-K regarding adverse opinions, disclaimers and qualifications to correspond with the periods covered in the report of the auditors in the Form 10-K for the year ended December 31, 2008 (“2008 10-K”).  Specifically, the auditor’s report covers the Company's consolidated balance sheets as of December 31, 2008 and 2007, and the related consolidated statements of operations and comprehensive income, stockholders' equity (deficit) and cash flows for the years ended December 31, 2008 and December 31, 2007.  The revised disclosure is contained in an amendment to the Form 8-K filed with the Commission on September 3, 2009 (the “Amended 8-K”).  The Amended 8-K contains the following statement:  “[t]he reports of CBNM on the Company's consolidated balance sheets as of December 31, 2008 and 2007, and the related consolidated statements of operations and comprehensive income, stockholders' equity (deficit) and cash flows for the years ended December 31, 2008 and December 31, 2007 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.”

Staff Comment 2.    In addition, the disclosure should also state whether during the registrant’s two most recent fiscal years and any subsequent interim period through the date of resignation, declination or dismissal there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports.  In the event of disagreement(s) and/or reportable events(s), provide the specific disclosures required by Item 304(a)(1)(iv) and (v) of Regulation S-K.

Response:

The Company has revised the disclosure in the text of the Form 8-K regarding disagreements and reportable events to correspond with the periods covered in the report of the auditors in the 2008 10-K.  The Amended 8-K contains the following statement:  “[f]or these periods and up to July 13, 2009, there were no disagreements with CBNM on any matter of accounting principle or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of CBNM, would have caused it to make reference thereto in its report on the financial statements for such periods.  During such years, there were no reportable events within the meaning set forth in Item 304(a)(1)(v) of Regulation S-K.”

Staff Comment 3.    To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

Response:

The Company has obtained and filed with the Commission an updated Exhibit 16 letter from Chisholm, Bierwolf, Nilson & Morrill, LLC as Exhibit 16 to the Amended 8-K, stating that the accountant agrees with the statements made in the Amended 8-K.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as s defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing responsive to the comments of the Staff.  Comments or questions regarding this letter may be directed to the undersigned or Ryan Nail, Company counsel, at (415) 955-8900.

Sincerely,

/s/ Hua-Cai Song
Hua-Cai Song
Chief Executive Officer

CC:	Ryan Nail
The Crone Law Group